Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

03 NOV 21 AM 7:21

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Group Secretariat

14th November 2003

03037641

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Dairy Farm International Holdings Limited (the "Company")

We enclose for your information a copy of a press release issued on 14th November 2003 in respect of the Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
DEC 03 2003
THOMSON
FINANCIAL

encl.

dlw 11/25

Dairy Farm International Holdings Ltd
Jardine House, 33-35 Reid Street
Hamilton HM EX, Bermuda

To: Business Editors For immediate release

DAIRY FARM ACQUIRES SHOP N SAVE SUPERMARKETS IN SINGAPORE

14th November 2003 – Dairy Farm International Holdings Limited today announced that agreement had been reached for its subsidiary, Cold Storage Singapore (1983) Pte Ltd, to acquire all the shares of Shop N Save Pte Ltd in Singapore for a consideration of US$52 million (S$90 million).

Shop N Save operates 35 stores in Singapore and is the third largest supermarket chain in the country. The acquisition of the Shop N Save outlets will increase the number of the Group's supermarkets in Singapore to 75 stores.

Commenting on the acquisition, Michael Kok, Dairy Farm's Regional Director for South Asia, said, "This transaction is a further example of our successful strategy of making bolt-on acquisitions in markets that we know well. It will help us to offer services to more customers, especially those in Singapore's heartland areas."

"With a clear focus on quality and value, Dairy Farm has been able to develop the largest retail group in Singapore, which will exceed 400 outlets – including supermarkets, hypermarkets, health and beauty stores, convenience stores and photo finish stores," said Ronald J. Floto, Group Chief Executive of Dairy Farm.

The acquisition, which is expected to be completed shortly, will be funded from Dairy Farm's internal cash resources. Shop N Save is owned jointly by Singapore's QAF Ltd and Belgium-based Delhaize Group through Delhaize "The Lion" Nederland, a wholly-owned Dutch subsidiary.

Dairy Farm is a leading pan-Asian retailer. At 30th June 2003, the Group and its associates operated 2,400 outlets – including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants; employed 52,500 people in the region; and had 2002 total sales from continuing operations of US$4.0 billion. Dairy Farm is a member of the Jardine Matheson Group.

- end -

Issued by: **Dairy Farm Management Services Ltd**
Incorporated in Bermuda with limited liability
5/F Devon House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

For further information, please contact:

The Blue Edge Pte Ltd, Singapore
Jenny Lam (65) 6738 3845

Golin/Harris Forrest, Hong Kong
John Morgan (852) 2501 7939

This and other Group announcements can be accessed through the Internet at 'www.dairyfarmgroup.com'.